DRAFT

Laura E. Flores
202.739.5684
lflores@morganlewis.com

February XX, 2008

VIA Edgar Correspondence

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Rydex Series Funds (the "Trust") – Post-Effective Amendment ("PEA") No. 73
         (File Nos. 33-59692 and 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 73, filed on December 13, 2007 for the purpose of introducing the Alternative Strategies Allocation Fund (the "Fund") into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

Prospectus

1.   <u>Comment</u>.   To what extent will the Fund invest in other pooled investment vehicles that are not registered pursuant to the Investment Company Act of 1940.

        <u>Response</u>.   Currently, the Fund intends to invest approximately 10-25% of its net assets in shares of the PowerShares DB G10 Currency Harvest Fund (the "PowerShares Fund"). Shares of the PowerShares Fund are registered on Form S-1 under the Securities Act of 1933 and are listed on the American Stock Exchange.

2.   <u>Comment</u>.   Please confirm that the Fund will not incur short interest expense. In addition, please conform the presentation of the "Acquired Fund Fees and Expenses" line item to Form N-1A requirements.

Response.   We have confirmed that the Fund will not incur short interest expense in connection with its investment activities. In addition, we have revised the fee table as requested.

3.   Comment.   With respect to the first footnote to the Fund's fee table, please clarify whether and under what circumstances the Fund will impose a wire transfer charge of $15.

Response.   We have revised the first footnote to the Fund's fee table as well as the corresponding discussion under "Account Fee Waivers" as follows (new language appears in bold for the purposes of this correspondence only):

"The Fund **will** impose a wire transfer charge of $15 on redemptions under $5,000 for accounts **that are not eligible for an account fee waiver. Please see "Account Fee Waivers" to determine if you are eligible for such a waiver.**"

"**ACCOUNT FEE WAIVERS**
The following fees will be waived for accounts with balances equal to or greater than $250,000 at the time the fee is charged: the annual maintenance fee for retirement accounts; and the wire transfer charge of $15 for wire redemptions less than $5,000. **Additionally, the wire transfer charge of $15 for wire redemptions less than $5,000 will be waived for accounts that are held directly through the Fund's transfer agent that also have an adviser.**"

SAI

4.   Comment.   Please confirm that the Fund will look through to the Affiliated Underlying Funds with respect to the Fund's compliance with fundamental investment policy no. 7.

Response.   We have confirmed with our client that for purposes of complying with the 25% concentration policy set forth in fundamental investment policy no. 7, the Fund will look through to the value of each of the Underlying Affiliated Fund's total assets.

5.   Comment.   Please disclose whether the comparison of a portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of an applicable internal or external benchmark as measured over a one-year period is considered on a pre-tax or post-tax basis.

Response.   We have confirmed with our client that the first component considered when determining the amount of a portfolio manager's discretionary bonus (*i.e.*, the portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of an applicable internal or external benchmark) is based on the Fund's pre-tax performance. Accordingly, we have revised the third sentence under

DRAFT
Mr. Christian T. Sandoe
February XX, 2008
Page 3

"Portfolio Manager Compensation" as follows (new language appears in bold for the purposes of this correspondence only):

"The first component is a comparison of a portfolio manager's Fund performance, **calculated on a pre-tax basis,** relative to a mutual fund peer's performance and/or to the performance of applicable internal or external benchmarks as measured, generally, over a one-year period."

***

I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

***

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,

Laura E. Flores

cc: Joanna M. Haigney
        W. John McGuire, Esq.

1-WA/2920524.2